ENTERRA ENERGY TRUST

Enterra Energy Trust Q2 2005 Quarterly Report to the Unitholders

MESSAGE TO UNITHOLDERS

For the six month period ended June 30, 2005 ("Q2 2005")

Enterra Energy Trust is a Calgary based oil and natural gas income trust. The Trust has experienced substantial growth since its inception and strategic transactions in the past six months have set the stage for ongoing growth.

In Q1 2005 the Trust acquired properties in east central Alberta for $12.1 million. This transaction closed on January 26, 2005 and production from these properties after that date is included in the 2005 results. The acquisition was largely funded through a private placement of 500,000 Trust Units generating net proceeds of $11.7 million.

In Q2 2005 the Trust acquired Rocky Mountain Gas, Inc. ("RMG"). This transaction closed on June 1, 2005 and all RMG production from June 1 onward is included in the 2005 results. RMG holds Coal Bed Methane natural gas assets in Montana and Wyoming. The RMG acquisition is valued at US$20.0 million with consideration consisting of 275,474 Trust Units valued at approximately US$5.5 million, 736,842 exchangeable shares valued at approximately US$14.0 million and US$0.5 million of cash.

On July 12, 2005, the Trust announced an arrangement with PRB Gas Transportation, Inc. ("PRB") whereby PRB may provide up to US$21.8 million to acquire, drill and develop Coal Bed Methane properties, including the RMG undeveloped properties, in an area of mutual interest. On the expenditure of US$21.8 million, PRB will have earned a 50% interest in the RMG undeveloped properties.

The Trust signed an arrangement agreement dated May 31, 2005 with High Point Resources Inc. ("High Point") to acquire all of the issued and outstanding common shares of High Point to be completed by plan of arrangement (the "High Point Plan"). High Point shareholders will receive 0.105 of a Trust Unit or exchangeable share for each High Point common share held. The value of this transaction is approximately US$250 million and the Trust will issue approximately 8.9 million Trust Units in association with the High Point Plan, which equals approximately 33% of the current issued and outstanding Trust Units. This transaction is subject to approval by the High Point shareholders at a Special Meeting scheduled on August 16, 2005.

As per an independent reserve report dated December 31, 2004, High Point has approximately 11.5 million barrels of oil equivalent of proved and probable reserves, consisting of 54.5 billion cubic feet of natural gas and 2.4 million barrels of oil and natural gas liquids, which will more than double Enterra's current reserves. Approximately 80% of the reserves of High Point are in the proved category.

The acquisition of High Point provides Enterra with long-life natural gas assets, having a reserve life of more than 8 years on proven and 10 years on proven plus probable, as well as more than 135,000 net acres of undeveloped land with more than 120 identified drilling locations. Enterra's production will increase by approximately 3,400 boe/day, bringing total production to over 10,000 boe/day. High Point's production is primarily natural gas, which provides a diversification from our current production which is primarily oil.

The Trust entered into an agreement with Kingsbridge Capital Limited ("Kingsbridge") on April 22, 2005 for an equity financing. Kingsbridge has agreed to purchase up to US$100 million of Trust Units over a two year period. The Trust has no obligation to access any of the available capital, but may do so at its option.

Enterra has strengthened its management team with the appointment of E. Keith Conrad as President & CEO and Director, as well as John Kalman as CFO. Mr. Conrad is a lawyer with over 40 years of experience, the last 20 years directly involved with executive management in the oil and gas industry. Mr. Conrad has been an officer and a director of a number of public and private companies. Mr. Kalman is a Chartered Accountant with over 20 years of experience, the last 17 years spent in positions of ever increasing responsibility in financial management in the oil and gas industry. Mr. Kalman has been a Vice President, Finance and CFO of a number of public companies.

Please visit our website at www.EnterraEnergy.com for up to date information.

ENTERRA ENERGY TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis (“MD&A”) of Enterra Energy Trust ("the Trust") for the six months ended June 30, 2005. This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, for the year ended December 31, 2004, as well as the unaudited interim consolidated financial statements and accompanying notes for the six months ended June 30, 2005. All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") except where otherwise indicated. This MD&A was written as of August 11, 2005.

CERTAIN FINANCIAL REPORTING MEASURES

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas industry in the following MD&A discussion. Cash flow from operations, expressed before changes in non-cash working capital, is used by the Trust to measure and evaluate operating performance and liquidity. Cash flow from operations does not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies and should not be considered in isolation or as an alternative to conventional GAAP measures and should be given careful consideration by the reader.

It is management's view, based on its communications with investors during events like conference calls, webcasts or road shows, that cash flow from operations is relevant to investors, especially since the Trust's conversion to an oil and natural gas income trust. Cash flow from operations is relevant to investors because it is the starting point for setting the monthly unitholder cash distribution amount. Cash flow from operations is reconciled to GAAP earnings in a table included in the MD&A.

Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("BOE") using the ratio of six (6) thousand cubic feet to one (l) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim report includes forward-Looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions as described in our Annual Information Report, our Annual Report and elsewhere in this interim report.

Other sections of this interim report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

OVERVIEW AND STRATEGY

Enterra Energy Trust operates as an oil and natural gas income trust. We pay monthly cash distributions on the 15th day of each month to Unitholders of record on the immediately preceding distribution record date. Our business strategy is to grow our oil and natural gas reserves and distributions by acquiring properties that provide additional oil and gas production and potential for development upside. We are focused on per Trust Unit growth. We will finance acquisitions with cash flow, equity and with debt, the optimal mix being one that minimizes Unitholders' dilution while maintaining a strong balance sheet. Our ability to replace and grow our reserves over time is the key success factor in our business strategy.

The Trust closed two acquisitions in the first six months of 2005. In Q1 2005, properties in east central Alberta were acquired for $12.1 million. This transaction closed on January 26, 2005 and production from these properties after that date is included in the 2005 results. The acquisition was largely funded through a private placement of 500,000 Trust Units generating net proceeds of $11.7 million. In Q2 2005, the Trust acquired Rocky Mountain Gas, Inc. ("RMG"), RMG holds natural gas assets in Montana and Wyoming. This transaction closed on June 1, 2005 and RMG production from June 1 onward is included in 2005 results, The RMG acquisition is valued at US$20.0 million with consideration consisting of 275,474 Trust Units valued at approximately US$5.5 million, 736,842 exchangeable shares valued at approximately US$14.0 million and US$0.5 million of cash.

The Trust signed an arrangement agreement on May 31, 2005 with High Point Resources Inc. ("High Point") to acquire all of the issued and outstanding common shares of High Point to be completed by plan of arrangement (the "High Point Plan"). High Point shareholders will receive 0.105 of a Trust Unit or exchangeable share for each High Point common share held. The value of this transaction is approximately US$250 million and the Trust will issue approximately 8.9 million Trust Units in association with the High Point Plan, which equals approximately 33% of the current issued and outstanding Trust Units. This transaction remains subject to approval by the High Point shareholders at a Special Meeting scheduled for August 16, 2005.

OVERALL PERFORMANCE

Our financial results have been positively affected by increased crude oil prices, despite some temporary operational issues that resulted in lower production levels in Q2 2005. With the completion of the High Point acquisition, production is expected to increase to over 10,000 boe/day. In Q2 2005, a $1.6 million bonus relating to fiscal 2004 was approved by the Unitholders and was paid and expensed in Q2. The Trust established its initial monthly cash distribution level at US$0.10 per Trust Unit beginning in December 2003 and this level increased to reach US$0.16 per Trust Unit for June 2005 production.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in Thousands except for volumes and per unit amounts)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Oil and natural gas revenues	$ 29,807	$ 27,585	8%	$ 59,857	$ 49,233	22%
Average sales (boe/day)	5,990	7,127	-16%	6,375	6,276	2%
Exit sales rate (boe/day)	6,807	6,927	-2%	6,807	6,927	-2%
Cash flow from operations	$ 12,228	$ 13,532	-10%	$ 27,086	$ 23,029	18%
Cash flow from operations per Trust Unit	$ 0.46	$ 0.63	-27%	$ 1.04	$ 1.11	-7%
Net earnings	$ 2,567	$ 4,455	-42%	$ 6,818	$ 6,850	0%
Net earnings per Trust Unit	$ 0.10	$ 0.21	-54%	$ 0.26	$ 0.33	-21%
Weighted average number of Trust Units outstanding	26,520	21,371	24%	26,170	20,775	26%
Average price per bbl of oil	$ 57.18	$ 39.66	44%	$ 53.84	$ 37.95	42%
Average price per mcf of natural gas	$ 6.70	$ 7.14	-6%	$ 7.05	$ 6.87	3%
Operating costs per boe	$ 13.11	$ 7.28	80%	$ 12.06	$ 7.82	54%

SALES REVENUE

The increase in revenue was largely due to the 44% increase in the price of oil. During Q2 2005, the Clair field experienced some down time, and was restored to full production by period end. The Q2 2005 mix was 87% oil (Q2 2004 - 85%) and 13% natural gas (Q2 2004 - 15%). Upon completion of the High Point acquisition, the sales mix is expected to be approximately 60% oil and 40% natural gas, and production is expected to increase to over 10,000 boe/day.

Sales (in Thousands except for volumes and pricing)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Revenues Oil and natural gas liquids Natural gas	$26,079 3,728	$22,645 4,940	15% -25%	$52,390 7,467	$40,503 8,730	29% -14%
Total oil and natural gas revenues	$29,807	$27,585	8%	$59,857	$49,233	22%
Daily Sales Volumes - Average Oil & NGL (bbls/day) Natural gas (mcf/day)	5,012 5,867	5,860 7,608	-14% -23%	5,376 5,995	5,538 6,983	-3% -14%
Total (boe/day)	5,990	7,127	-16%	6,375	6,702	-5%
Daily Sales Volumes - Exit Rate Oil & NGL (bbls/day) Natural gas (mcf/day)	5,655 6,915	5,867 6,360	-4% 9%	5,655 6,915	5,867 6,360	-4% 9%
Total (boe/day)	6,807	6,927	-2%	6,807	6,927	-2%

Commodity Pricing
	Three Months Ended June 30,			Three Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Pricing Benchmarks
WTI (US$/bbl) Exchange rate (US$) WTI (CDN$/bbt) AECO monthly index (CDN$/mcf)	$53.17 0.81 $65.93 $7.35	$38.34 0.74 $52.14 $6.80	39% 10% 26% 8%	$51.51 0.81 $63.87 $7.11	$36.75 0.75 $49.25 $6.70	40% 8% 30% 6%
Average Prices Received by the Trust
Oil and natural gas liquids (per bbl) Natural gas (per mcf) Total (per hoe)	$57.18 $6.70 $54.68	$39.66 $7.14 $42.53	44% -6% 29%	$53.84 $7.05 $51.87	$37.95 $6.87 $37.91	42% 3% 37%

OPERATING EXPENSES

 The primary reason for the increase in operating expenses is due to the higher operating costs associated with the east central Alberta oil properties acquired in Q1 of both 2004 and 2005. In addition, cost increases in power and fuel, and well servicing occurred due to higher commodity prices and labour costs. Record rainfalls during Q2 2005 also resulted in additional costs. The downtime experienced at the Clair field reduced the Trust's sales volumes, and therefore increased the operating expenses per boe. Upon completion of the High Point acquisition, overall operating costs per boe are expected to be lower as High Point's predominantly natural gas properties have significantly lower operating costs per hoe.

Operating Expenses (in Thousands except for percentages and per boe amounts)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Operating expenses	$ 7,145	$ 4,722	51%	$ 13,915	$ 9,537	46%
As a percentage of revenue	24%	17%	40%	23%	19%	20%
Operating expenses per boe	$ 13.11	$ 7.28	80%	$ 12.06	$ 7.82	54%

ROYALTIES

Royalties, which include Crown, freehold and overriding royalties netted by Alberta Royalty Tax Credits ("ARTC"), have increased compared to the prior periods as the result of the increased revenue in 2005. Royalties per boe increase because the sales price per boe received by the Trust increased.

Royalties ( in Thousands except for percentages and per boe amounts)
	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004(restated)	Change
Royalties	$6,653	$ 6,454	3%	$ 12,672	$ 11,644	9%
As a percentage of Revenue	22%	23%	-5%	21%	24%	-10%
Royalties per boe	$ 12.21	$ 9.95	23%	$ 10.98	$ 9.55	15%

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative (“G&A”) expenses have increased compared to prior periods. In Q2 2005, a $1.6 million bonus payable for fiscal 2004 was approved by the Unitholders and was paid and expensed in Q2 2005. Additional audit and consulting services were required in conjunction with the newly acquired properties and to respond to the resignation of senior officers of the Trust in Q1 2005. Other areas that incurred higher expenses were computer software purchases and regulatory compliance costs both for the Canadian and U.S. stock exchanges. Additionally, the Trust discontinued capitalizing administrative costs, as indicated in the table below. G&A expenses per boe are expected to decline as a result of the additional sales volumes acquired with the High Point acquisition.

General and Administrative Expenses (in Thousands except for percentages and per boe amounts)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restatcd)	Change	2005	2004 (restatcd)	Change
G&A expenses - total	$ 3,080	$ 1,019	202%	$ 4,913	$ 1,953	152%
Bonus from 2004 paid in Q2 2005	$ (1,584)	$ -		$ (1,584)	$ -
G&A capitalized	$ -	$ 296	-100%	$ 39	$ 602	-94%
G&A on a comparable basis with 2004	$ 1,496	$ 1,315	14%	$ 3,368	$ 2,555	32%
G&A as a percentage of revenue	10%	4%	180%	8%	4%	107%
G&A per boe - total	$ 5.65	$0.79	619%	$ 4.26	$ 1.60	166%
G&A per boe – on a comparable basis	$ 2.74	$ 1.01	171%	$ 2.89	$ 2.09	38%

INTEREST EXPENSE

Interest expense has now increased due to the higher average outstanding loan balances during the period.

Interest Expense (in Thousands except for percentages and per boe amounts)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Bank debt, Capital lease, and Notes payable at end of period	$ 38,658	$ 32,587	19%	$ 38,658	$ 32,587	19%
Interest expense	$ 831	$ 580	43%	$ 1,350	$ 1,221	11%
As a percentage of revenue	3%	2%	33%	2%	2%	-9%
Interest expense per bee	$ 1.52	$ 0.89	71%	$ 1.17	$ 1.00	17%

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion expense increased in 2005 compared to 2004, primarily due to the higher depletable base associated with the acquisition of the east central Alberta and Rocky Mountain Energy properties.

Depletion, Depreciation and Accretion (in Thousands except for percentages and per boe amounts)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Depletion, depreciation and accretion	$ 11,143	$ 8,714	28%	$ 22,287	$ 16,621	34%
As a percentage of revenue	37%	32%	18%	37%	34%	10%
Depletion, depreciation and accretion per boe	$ 20.44	$ 13.20	55%	$ 19.31	$ 13.42	44%

INCOME AND CAPITAL TAXES

Approximately 88% of current taxes relates to the Federal "Large Corporation Tax" imposed on the Trust's taxable capital employed, and the balance relates to adjustments of prior year income tax expenses of an acquired corporate subsidiary. The future income tax reduction in 2005 and 2004 reflects the timing differences between the expensing of property, plant and equipment for accounting purposes and for tax purposes.

Tax Expenses (in Thousands except for percentages and per boe amounts)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Current taxes	$ 28	$ 30	-7%	$ 169	$ 60	182%
Future income tax (reduction)	(1,772)	1,215	-246%	(2,476)	(1,112)	123%
Total taxes	$(1,744)	$ 1,245	-240%	$(2,307)	$(1,052)	119%

EARNINGS

The Trust's net earnings decreased due to a $1.6 million bonus payable for fiscal 2004 that was approved by the Unitholders and paid and expensed in Q2 2005. The reduced sales volumes resulting from downtime at the Clair field also contributed to the decrease. Earnings benefited from increases in commodity pricing in 2005, and an increased income tax reduction compared to 2004.

Earnings (in Thousands except. for percentages and per boe amounts)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Earnings before taxes	$ 947	$ 5,798	-84%	$ 4,704	$ 5,999	-22%
Taxes	(1,744)	1,245	-240%	(2,307)	(1,052)	119%
Net Earnings	$ 2,567	$4,455	-42%	$ 6,818	$6,850	0%

Earnings before tax as a percentage of revenue	3%	21%	-85%	8%	12%	-36%
Earnings before tax per boe	$ 1.74	$ 9.04	-81%	$ 4.08	$ 9.84	-59%

Net earnings as a percentage of revenue	9%	16%	-47%	11%	14%	-18%
Net earnings per boe	$ 4.71	$ 6.86	-31%	$ 4.08	$ 5.91	-31%
Earnings before taxes per Trust Unit	$ 0.04	$ 0.28	-87%	$ 0.18	$ 0.29	-38%
Net earnings per Trust Unit	$ 0.10	$ 0.21	-54%	$ 0.26	$ 0.33	-21%
Weighted average number of Trust Units outstanding	26,520	21,371	24%	26,170	20,775	26%

CASH FLOW FROM OPERATIONS

Cash flow from operations increased in 2005 compared to 2004, primarily due to increases in the prices received on the sale of our oil and natural gas. In Q2, the cash flow decreased due to the $1.6 million bonus payable for 2004 that was approved by the Unitholders and paid and expensed in Q2 2005.

As mentioned earlier, it is management's view that cash flow from operations is a very useful measure of performance. Cash flow from operations is the key factor in setting the Trust's monthly unitholder cash distribution rate. Cash flow from operations is also a good benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-recurring events that may otherwise distort the financial results. Cash flow from operations is a non-GAAP measure, reconciled with GAAP net earnings in the table below:

Cash Flow From Operations (in Thousands except for percentages and per unit amounts)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Net earnings Add (subtract) non cash items:	$ 2,567	$ 4,455	-42%	$ 6,818	$ 6,850	0%
Depletion, depreciation and accretion	11,143	8,714	28%	22,287	16,621	34%
Amortization of deferred financing charges	8	19	-58%	16	28	-43%
Future income tax (reduction) Amortization of deferred financial derivative	(1,772)	1,215	-246%	(2,476)	(1,112)	123%
loss	-	(1,209)	-100%	-	-
Non-controlling interest	124	98	27%	193	201	-4%
Unit-based compensation	158	240	-34%	248	441	-44%
Cash flow from operations	$ 12,228	$ 13,532	-10%	$ 27,086	$ 23,029	18%
As a percentage of revenue	41%	49%	-16%	45%	47%	-3%
Cash flow from operations per boe	$ 22.43	$ 20.86	8%	$23.47	$ 18.88	24%
Unit information
Cash flow from operations per Trust Unit Weighted average number of Trust Units	$ 0.46	$ 0.63	-27%	$ 1.04	$ 1.11	-7%
outstanding	26,520	21,371	24%	26,170	20,775	26%

CAPITAL. EXPENDITURES

The Trust does not have material commitments for capital expenditures. Our business strategy is to have other companies spend the capital to develop our properties in exchange for us receiving a 30% working interest in the developed properties at no additional cost to us. We also retain a right of first refusal to purchase the remaining 70% working interest. Any such purchases will be financed by the Trust's cash flow, by issuing new Trust Units and or with debt.

The Trust made two acquisitions in 2005. In Q1 2005, properties in east central Alberta were acquired for $12.1 million. This transaction closed on January 26, 2005 and production from these properties after that date is included in the 2005 results. The acquisition was largely funded through a private placement of 500,000 Trust Units generating net proceeds of $11.7 million. In Q2 the Trust acquired Rocky Mountain Gas, Inc. ("RMG"). RMG holds natural gas assets in Montana and Wyoming. This transaction closed on June 1, 2005 and RMG production from June 1 onward is included in the 2005 results. The RMG acquisition is valued at approximately US$20.0 million with consideration consisting of 275,474 Trust Units valued at approximately US$5.5 million, 736,842 exchangeable shares valued at approximately US$14.0 million and US$0.5 million of cash.

The following table represents the Trust's capital expenditures that were paid for with cash. The source of this cash was through private placements of Trust Units and from working capital. The table excludes capital expenditures, such as the portion of the RMG acquisition, that were paid for with non-cash consideration such as Trust Units and exchangeable shares.

Capital Expenditures (in Thousands except for percentages)
	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Total	$4,281	$ -	n/a	$19,850	$23,908	-17%

UNITHOLDER CASH DISTRIBUTIONS

The Trust pays monthly cash distributions to its Unitholders. Cash distributions are paid on the 15th of the following month (e.g. the June distribution was paid on July 15). The monthly cash distributions per Trust Unit since the inception of the Trust are as follows:

$US
December 2003	$ 0.10
2004
January	$ 0.10
February	$ 0.10
March	$ 0.11
April	$ 0.11
May	$ 0.11
June	$ 0.12
July	$ 0.12
August	$ 0.12
September	$ 0.13
October	$ 0.13
November	$ 0.13
December	$ 0.14
2005
January	$ 0.14
February	$ 0.14
March	$ 0.15
April	$ 0.15
May	$ 0,15
June	$ 0.16

Unitholder Cash Distributions (in Thousands except for percentages)
Three Months Ended June 30,	Six Months Ended June 30,
2005	2004 (restated)	Change	2005	2004 (restated)	Change
Total cash distributions	$ 14,909	$ 9,585	56%	$ 28,210	$ 17,414	62%
Cash flow from operations	$ 12,228	$ 13,532	-10%	$ 27,086	$ 23,029	18%
Distributions as a % of cash flow	122%	71%	72%	104%	76%	38%

The Trust's intent is to provide the Unitholders with monthly cash distributions of approximately 80% of cash flow from operations. This percentage was exceeded during the first six months of 2005, due to the impact of the temporary reduction in production volumes previously noted, as well as a $1.6 million bonus for fiscal 2004 that was paid during Q2 2005. The acquisition of High Point will provide the Trust with substantial additional cash flow from operations and will aid in the ongoing fullfilment of the Trust's cash distribution intentions.

To the extent that the Trust uses cash flow from operations to finance acquisitions, development costs and other significant expenditures, the net cash flow that the Trust receives that is available for distribution to Unitholders will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow received by the Trust and, as a consequence, the amount of cash available to distribute to Unitholders. Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made with the use of cash flow from operations.

The board of directors of Enterra has the discretion to determine the extent to which cash flow from operations will be allocated to the payment of debt service charges as well as the repayment of outstanding debt. As a consequence, the amount of cash retained to pay debt service charges or reduce debt will reduce the amount of cash available for distribution to Unitholders during those periods in which funds are so retained.

LIQUIDITY AND CAPITAL RESOURCES

Our business strategy is to grow our oil and natural gas reserves and unitholder cash distributions by acquiring properties that provide additional oil and natural gas production and potential for development upside. We are focused on per Trust Unit growth. We will finance acquisitions with cash flow, equity and or debt, the optimal mix being one that minimizes Unitholders' dilution while maintaining a strong balance sheet. Our ability to replace and grow our reserves over time is the key success factor in our business strategy.

The Trust does not have material commitments for capital expenditures. Our business strategy is to have other companies spend the capital to develop our properties in exchange for us receiving a 30% working interest in the developed properties at no additional cost to us. We also retain a right of first refusal to purchase the remaining 70% working interest. Any such purchases will be financed by the Trust's cash flow, by issuing new Trust Units and or with debt.

In Q1 2005, properties in east central Alberta were acquired for $12.1 million. This transaction closed on January 26, 2005 and production from these properties after that date is included in the 2005 results. The acquisition was largely funded through a private placement of 500,000 Trust Units generating net proceeds of $11.7 million.

In Q2 2005, the Trust acquired Rocky Mountain Gas, Inc. ("RMG"). This transaction closed on June 1, 2005 and all RMG production from June 1 onward is included in the 2005 results. RMG holds natural gas assets in Montana and Wyoming. The RMG acquisition is valued at US$20.0 million with consideration consisting of 275,474 Trust Units valued at approximately US$5.5 million, 736,842 exchangeable shares valued at approximately US$14.0 million and US$0.5 million of cash.

The Trust signed an arrangement agreement dated May 31, 2005 with High Point Resources Inc. (“High Point”) to acquire all of the issued and outstanding common shares of High Point to be completed by plan of arrangement (the "High Point Plan"). High Point shareholders will receive 0.105 of a Trust Unit or exchangeable share for each High Point common share held. The value of this transaction is approximately US$250 million and the Trust will issue approximately 8.9 million Trust Units in association with the High Point Plan, which equals approximately 33% of the current issued and outstanding Trust Units. This transaction remains subject to approval by the High Point shareholders at a Special Meeting scheduled for August 16, 2005.

During Q2 2005, the Trust borrowed funds by entering into two Promissory Notes. The first Promissory Note is for US$3.5 million, bears interest at 12%, and is due for repayment on July 1, 2006. The second Promissory Note is for US$0.5 million, bears interest at 8%, and is due for repayment on August 31, 2005.

	30-Jun-05	31-Dec-04
Total credit lines	$ 41,000	$ 45,000
Bank indebtedness	$ 30,610	$ 43,930
Available bank credit	$ 10,390	$ 1,070

The Trust has two bank credit lines which are used to acquire capital assets and support ongoing operations. Interest on amounts drawn is based on the bank's prime rate plus 1.6% to 2.0%.

As of June 30, 2005 the Trust was in not in compliance with certain non-financial covenants of its credit facility. The Trust is currently working with its banker to rectify these areas of non-compliance. Management does not anticipate this issue will adversely affect the renewal of this credit facility.

	30-Jun-05	31-Dec-04
Working capital deficiency	$ 42,919	$ 42,354

The working capital deficiency is partly caused by the requirement of GAAP that the Trust's bank indebtedness is classified as a current liability even though there is no expectation that the revolving lines of credit will be called by the bank. The Trust's cash flow from operations for 2004 was $50.2 million, so the working capital deficiency, including the bank indebtedness, represents less than one year's cash flow from operations. The Trust intends to improve its liquidity by raising additional cash by issuing Trust Units.

The Trust entered into an agreement with Kingsbridge Capital Limited (“Kingsbridge”) on April 22, 2005 for an equity financing. Kingsbridge has agreed to purchase up to US$100 million of Trust Units over a two year period. The Trust has no obligation to access any of the available capital, but may do so at its option. The subscription price of the Trust Units on each drawdown will be 92% of the fifteen day volume weighted average trading price of the Trust Units on the NASDAQ provided that the price must be at least US$12.00 and not less than the minimum price permitted by the rules of the Toronto Stock Exchange. The first draw may be up to US$25 million, and each subsequent draw can be up to the lesser of 4% of the Trust's market capitalization or US$25 million. The Trust requires regulatory approval of its Prospectus prior to drawing on the facility. The Trust is in the process of filing the required documents.

OFF-BALANCE SHEET ARRANGEMENTS

The Trust has indemnified all of the directors and officers of the Trust and all the officers, directors, shareholders, employees and agents of JED. There is no pending litigation or proceeding involving any director or officer of the Trust for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in claims.

RELATIONSHIP WITH JED OIL INC.

Under a Technical Services Agreement between the Trust and JED, JED provides certain staff to the Trust while the Trust provides offices and other administrative services to JED. As consultants to the Trust, JED's employees will be eligible to participate in benefit plans of the Trust. The Chairman of JED is also the Chairman of the Trust.

Under a Technical Services Agreement between the Trust and JED, costs of management, development, exploitation, operations and general and administrative activities are allocated based on relative production and capital expenditures, or as otherwise mutually agreed. For the six months ended June 30, 2005, total general and administrative expenses charged by JED to the Trust on a cost recovery basis were approximately $3,862,000 and field-operating expenses reimbursed to JED by the Trust on a cost recovery basis were approximately $1,229,000.

JED has loaned funds to the Trust secured by a promissory note. Interest is charged on the note at a rate of bank prime plus 0.4%. There is no stated term of repayment. For the six months ended June 30, 2005, $158,000 of interest was charged on the loaned funds.

The balance due to JED at June 30, 2005 is $11,494,000 (December 31, 2004 - $4,493,000) consisting of $7,654,000 of notes payable and $3,840,000 of other transactions.

PROPOSED TRANSACTIONS

The Trust signed an arrangement agreement dated May 31, 2005 with High Point Resources Inc. ("High Point") to acquire all of the issued and outstanding common shares of High Point to be completed by plan of arrangement (the "High Point Plan"). High Point shareholders will receive 0.105 of a Trust Unit or exchangeable share for each High Point common share held. The value of this transaction is approximately US$250 million and the Trust will issue approximately 8.9 million Trust Units in association with the High Point Plan, which equals approximately 33% of the current issued and outstanding Trust Units. This transaction remains subject to approval by the High Point shareholders at a Special Meeting scheduled for August 16, 2005.

As per an independent reserve report dated December 31, 2004, High Point has approximately 11.5 million barrels of oil equivalent of proved and probable reserves, consisting of 54.5 billion cubic feet of natural gas and 2.4 million barrels of oil and natural gas liquids which will more than double Enterra's current reserves. Approximately 80% of the reserves of High Point are in the proved category. The acquisition of High Point provides Enterra with long-life natural gas assets, having a reserve life of more than 8 years on proven and 10 years on proven plus probable, as well as more than 135,000 net acres of undeveloped land with more than 120 identified drilling locations. Enterra's production will increase by approximately 3,400 boe/day, bringing total production to over 10,000 boe/day. High Point's production is primarily natural gas, which provides a diversification from our current production which is primarily oil.

CRITICAL ACCOUNTING ESTIMATES

The Trust continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated. The Trust's financial and operating results incorporate certain estimates including:

a)

estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b)

estimated capital expenditures on projects that are in progress;

c)

estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves which the Trust expects to recover in the future;

d)

estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

e)

estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

f)

estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates.

CHANGE IN ACCOUNTING POLICY

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-15l requires that the shares be nontransferable to be classified as equity. The Trust's exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets.

Since the Enterra exchangeable shares were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The excess amounts are allocated to property, plant and equipment and to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust's consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The restatements were required by the transitional provisions of the new accounting standard.

The following tables illustrate the impact of the new accounting policy on the balance sheet as at December 31, 2004 presented for comparative purposes:

December 31, 2004	As reported	Change upon adoption of EIC-151	As restated
Property, plant and equipment	$ 146,910	$ 1,548	$ 148,458
Goodwill	29,991	19,279	49,270
Future income tax liability	21,526	602	22,128
Non-controlling interest	-	3,349	3,349
Unitholders' capital	111,653	20,554	132,207
Exchangeable shares	3,273	(3,273)	-
Accumulated earnings	27,903	(405)	27,498

The following table illustrates the impact of the new accounting policy on 2005 net earnings and net earnings per Trust Unit:

2005
Q1
Net earnings before change in accounting policy	$4,388
Decrease in net earnings	(67)
Non-controlling interest	(69)
Net earnings after change in accounting policy	$4,252
Net earnings per Trust Unit, as reported Basic	$0.17
Diluted	$0.17
Net earnings per Trust Unit, as restated Basic	$0.16
Diluted	$0.16

The following table illustrates the impact of the new accounting policy on 2004 net earnings and net earnings per Trust Unit:

			2004
	Q1	Q2	Q3	Q4	Year
Net earnings before change in accounting policy	$2,562	$ 4,647	$ 4,138	$ 3,417	$ 14,764
Decrease in net earnings	(63)	(94)	(83)	(88)	(328)
Non-controlling interest	(103)	(98)	(134)	(73)	(408)
Net earnings after change in accounting policy	$2,396	$ 4,455	$ 3,921	$ 3,256	$ 14,028
Net earnings per Trust Unit, as reported Basic	$0.12	$ 0.21	$ 0.17	$ 0.13	$ 0.63
Diluted	$0.12	$ 0.21	$ 0.17	$ 0.13	$ 0.63
Net earnings per Trust Unit, as restated Basic	$0.12	$ 0.21	$ 0.17	$ 0.13	$ 0.62
Diluted	$0.12	$ 0.21	$ 0.17	$ 0.13	$ 0.62

OUTSTANDING UNIT DATA (in thousands)
				30-Jun-05	3I-Dec-04
Issued Trust Units				26,790	25,427
Issued exchangeable shares				1,135	553
Trust Unit options				1,293	950
Warrants				301	-

ADDITIONAL. INFORMATION

Additional information relating to Enterra Energy Trust, including our Annual Information Forms and Annual Reports, can be found on SEDAR at www.sedar.com, as well as on the Trust's website at www.EnterraEnergy.com.

SUMMARY OF QUARTERLY RESULTS (in Thousands except for per unit amounts)

	2005			2004			2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
		(restated)		(restated)			(restated)
Revenues $	29,807	$ 30,050	$ 33,593	$ 25,467	$ 27,585	$ 21,648	$ 15,599	$ 16,012
Earnings before taxes $	947	$3,757	$3,103	$5,313	$5,798	$201	$1,046	$1,932
Per unit, basic $	0.04	$0.15	$0.13	$0.23	$0.27	$0.01	$0.06	$0.10
Per unit, diluted $	0.04	$0.14	$0.13	$0.23	$0.27	$0.01	$0.05	$0.09
Net earnings (loss) $	2,567	$4,252	$3,256	$3,921	$4,454	$2,396	$ (4,602)	$962
Per unit, basic $	0.10	$0.16	$0.13	$0.17	$0.21	$0.12	$(0.24)	$0.05
Per unit, diluted $	0.10	$0.16	$0.13	$0.17	$0.21	$0.12	$(0.24)	$0.05

The quarterly information reflects a general trend to increasing revenue reflecting the overall growth of the Trust and the rising price of the oil and natural gas sold by the Trust. Earnings from operations and net earnings have fluctuated depending upon the timing of major expenses incurred by Trust. In Q4, 2003, $5.8 million of expenditures were incurred to affect the transition to a Trust. In Q2 2005, a $1.6 million bonus payable for fiscal 2004 was approved by the Unitholders and was paid and expensed in Q2 2005.

ABBREVIATIONS

bbl

barrel of oil

bbls/day

barrels of oil per day

mcf

thousand cubic feet of natural gas

mcf/day

thousands of cubic feet of natural gas per day

 mmcf/day

millions of cubic feet of natural gas per day

NGL

natural gas liquids

boe

barrels of oil equivalent

(6 mcf equivalent to 1 bbl)

mboe

thousands of barrels of oil equivalent

boe/day

barrels of oil equivalent per day

CICA

Canadian Institute of Chartered Accountants

GAAP

Canadian Generally Accepted Accounting Principles

CDN$

Canadian dollars

US$

United States dollars

WTI

West Texas Intermediate (Oil reference price)

AECO

Natural gas reference price in Alberta

Q1

First quarter of the year – January 1 to March 31

Q2

Second quarter of the year – April 1 to June 30

Q3

Third quarter of the year – July 1 to September 30

Q4

Fourth quarter of the year – October 1 to December 31

Unitholders

The holders of the Trust Units

ENTERRA ENERGY TRUST

BALANCE SHEET

(Thousands of Canadian dollars, except per Trust Unit amounts) (unaudited)

	June 30,	December
	2005	31,2004
Assets		(restated
Current assets		note 2)
Cash	$ 2,773	$ 4,779
Accounts receivable	18,703	15,613
Prepaid expenses and deposits	531	518
	22,007	20,910
Property, plant and equipment (note 4)	180,663	148,458
Deposits on acquisitions (note 3)		2,400
Deferred financing charges (note 9)	1,289	90
Goodwill	58,687	49,270
	$ 262,646	$ 221,128
Liabilities Current liabilities Accounts payable and accrued liabilities	$ 15,691	$ 8,570
Due to JED Oil inc. (note 10)	11,494	4,493
Distribution payable to unitholders	5,224	4,398
Income taxes payable	428	1,068
Bank indebtedness (note 5)	30,610	43,930
Notes payable (note 6)	632	--
Current portion of capital lease	847	805
	64,926	63,264
Asset retirement obligations (note 7)	20,988	14,836
Notes payable (note 6)	4,425	--
Future income tax liability	31,271	22,128
Capital lease	2,144	2,580
	123,754	102,808
Non-controlling interest (notes 2 and 8)	17,679	3,349
Unitholders’ Equity Unitholders’ capital (note 9)	159,312	132,207
Warrants (note 9)	1,215	--
Contributed surplus (note 9)	218	78
Accumulated earnings	34,316	27,498
Accumulated distributions	(73,848)	(44,812)
	121,213	114,971
Contingencies, commitments, and guarantees (notes 11, 12, and 13)	$ 262,646	$ 221,128

Approved on behalf of the Board:

Reg Greenslade

Bill Sliney

Director

Director

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST

CONSOLIDATED STATEMENTS OF EARNINGS

AND ACCUMULATED EARNINGS

(Thousands of Canadian dollars, except per Trust Unit amounts) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
		(restated note 2)		(restated note 2)
Revenues Oil and natural gas	29,807	$ 27,585	$ 59,857	$ 49,233
Royalties	(6,653)	(6,454)	(12,672)	(11,644)
	23,154	21,131	47,185	37,589
Expenses Operating	7,145	4,722	13,915	9,537
General and administrative	3,080	1,019	4,913	1,953
Interest	831	580	1,350	1,221
Amortization of deferred financing charges	8	19	16	28
Depletion, depreciation and accretion	11,143	8,714	22,287	16,621
Financial derivative loss		279	-	2,230
	22,207	15,333	42,481	31,590
Earnings before taxes and non-controlling interest	947	5,798	4,704	5,999
Taxes Current taxes	28	30	169	60
Future income tax (reduction)	(1,772)	1,215	(2,476)	(1,112)
Net earnings before non-controlling interest	2,691	4,553	7,011	7,051
Non-controlling interest (notes 2 and 8)	124	98	193	201
Net earnings	2,567	4,455	6,818	6,850
Accumulated earnings, beginning of period	31,749	16,019	27,498	13,624
Accumulated earnings, end of period	$ 34,316	$ 20,474	$ 34,316	$ 20,474
Earnings per Trust Unit (note 9) Basic	$ 0.10	$ 0.21	$ 0.26	$ 0.33
Diluted	$ 0.10	$ 0.21	$ 0.26	$ 0.33

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOW

 (Thousands of Canadian dollars, except per Trust Unit amounts) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Cash provided by (used in):		(restated note 2)		(restated note 2)
Operating Net earnings	$2,567	$4,455	$6,818	$6,850
Non-cash items: Depletion, depreciation and accretion	11,143	8,714	22,287	16,621
Future income tax (reduction)	(1,772)	1,215	(2,476)	(1,112)
Amortization of deferred financing charges	8	19	16	28
Amortization of deferred financial derivative loss	--	(1,209)	--	--
Non-controlling interest	124	98	193	201
Unit-based compensation	158	240	248	441
Funds flow from operations	12,228	13,532	27,086	23,029
Changes in non-cash working capital items	6,119	1,336	3,932	(7,959)
	18,347	14,868	31,018	15,070
Financing Unitholder cash distributions	(14,909)	(9,585)	(28,210)	(17,414)
Bank indebtedness	(1,728)	(2,401)	(13,320)	(5,095)
Capital lease	(200)	(255)	(394)	(446)
Deferred financing charges	--	(178)	--	(188)
Advances from joint venture partner	--	(17,002)	--	--
Due to JED Oil Inc.	(286)		7,001	--
Issue of Trust Units, net of issue costs	(44)	21,965	11,665	36,838
Exercise of Trust Unit options	3,287		5,414
	(13,880)	(7,456)	(17,844)	13,695
Investing Property, plant and equipment additions	(4,281)	--	(19,850)	(23,908)
Deposits on acquisitions	602	--	2,400	2,015
Proceeds on disposal of property, plant and equipment	1,819	293	2,104	777
Cash portion of purchase of Rocky Mountain Gas, Inc.	166		166
	(1,694)	293	(15,180)	(21,116)
Change in cash	2,773	7,705	(2,006)	7,649
Cash, beginning of period		10	4,779	66
Cash, end of period	$2,773	$7,715	$2,773	$7,715

During the six months ended June 30, 2005 the Trust paid interest of $521 (2004 - $418) and taxes of $788 (2004 - Nil).

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

1. Significant Accounting Policies

The interim consolidated financial statements of Enterra Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles. Except as discussed in note 2, these interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2004 and should be read in conjunction with those consolidated financial statements. The interim consolidated financial statements contain disclosures which are supplemental to the Trust's annual consolidated financial statements. Certain disclosures which are normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. These consolidated interim financial statements include the accounts of the Trust and its wholly owned subsidiaries.

On June 1, 2005, the Trust acquired Rocky Mountain Gas, Inc. "RMG" (note 3). RMG's properties are in the United States, so they constitute a second cost center under the Trust's full cost accounting policy for the purpose of calculating depletion expense and ceiling tests. RMG is considered to be an "integrated foreign operation", and therefore the Trust is using the temporal method of foreign currency translation. Under the temporal method, monetary items are translated at the exchange rate in effect at the balance sheet date, while non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the exchange rate in effect on the dates they occur, while depreciation and depletion of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

2. Change in accounting policy

On January 19, 2005, the CICA issued EIC-l 51 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that equity interests held by third parties in subsidiaries of an income trust should he reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust's exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets.

Since the Enterra exchangeable shares (note 8) were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The excess amounts are allocated to property, plant and equipment and to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust's consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The restatements were required by the transitional provisions of the new accounting standard.

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

The following tables illustrate the impact of the new accounting policy for periods which have been presented for comparative purposes:

December 31, 2004	As reported	Change upon adoption of EIC-151	As restated
Property, plant and equipment	$146,910	$1,548	$148,458
Goodwill	29,991	19,279	49,270
Future income tax liability	21,526	602	22,128
Non-controlling interest	-	3,349	3,349
Unitholders' capital	111,653	20,554	132,207
Exchangeable shares	3,273	(3,273)	-
Accumulated earnings	27,903	(405)	27,498

Three months Six months ended June 30, ended June 30,
2004 2004
Net earnings before change in accounting policy	$ 4,647 $ 7,209
Decrease in net earnings	(94) (158)
Non-controlling interest	(98) (201)
Net earnings after change in accounting policy	$ 4,455 $ 6,850
Net earnings per Trust Unit, as reported Basic	$ 0.21 $ 0.33
Diluted	$ 0.21 $ 0.33
Net earnings per Trust Unit, as restated Basic	$ 0.21 $ 0.33
Diluted	$ 0.21 $ 0.33

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

3. Acquisitions

On January 26, 2005, the Trust acquired certain oil and natural gas properties in east central Alberta for net consideration of approximately $12,100,000. Results from operations of these acquired assets are included in the Trust's consolidated financial statements for the period subsequent to January 26, 2005. At December 31, 2004, the Trust had made a refundable deposit on the properties in the amount of $2,400,000.

On February 25, 2005, the Trust entered into a letter of intent with Rocky Mountain Gas, Inc. for the Trust to acquire the outstanding shares of Rocky Mountain Gas, Inc. (“RMG”) which holds natural gas assets in Montana and Wyoming. On June 1, 2005, the acquisition of RMG closed. As RMG's properties are in the United States, they constitute a second cost center.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets, including cash	$ 1,606
Property, plant and equipment	34,809
Goodwill	9,107
Current liabilities	(2,042)
Debt	(4,229)
Asset retirement obligations	(3,807)
(11,619)
Future income tax liability
$ 23,825
Cost of acquisition: Cash	$ 602
Issue costs	250
RMG exchangeable shares (736,842 exchangeable shares issued)	16,722
Trust Units (275,474 Trust Units issued)	6,251
$ 23,825

The purchase price allocation is preliminary and subject to change. The value assigned to each Enterra Trust Unit of $22.69 (US$18.35) was based on the weighted average trading price on the NASDAQ National Market System immediately prior to and after the measurement date.

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

4. Property, Plant and Equipment

June 30, 2005
Accumulated
	Cost	depletion & depreciation Net
Petroleum and natural gas properties Office furniture and equipment	$ 279,192 2,533	$(99,950) $ 179,242 (1,112) 1,421
	$ 281,725	$(101,062) $ 180,663

	December 31, 2004 (restated)
	Cost	Accumulated depletion & depreciation	Net
Petroleum and natural gas properties	$223,637	$(76,505)	$147,132
Office furniture and equipment	2,158	(832)	1,326
	$225,795	$(77,337)	$148,458

In the first six months of 2005 there was $39,000 (2004 - $602,000) general and administrative expense capitalized and included in the cost of the petroleum and natural gas properties. Included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost base of $5,218,000 (2004 - $5,218,000). At June 30, 2005, costs of undeveloped land of $10,351,000 (2004 - $9,044,000) were excluded from the calculation of depletion expense.

5.

Bank Indebtedness

Bank indebtedness represents the outstanding balance under two available revolving lines of credit that total $41,000,000. Drawings on the revolving facilities bear interest at 1.6% above the bank's prime lending rate or bankers' acceptance rates plus margins which are originally set at 165 basis points and are subject to adjustment up or down prospectively, on a three-month basis as determined by the Trust's consolidated debt to cash flow ratio. At December 31, 2004 the Trust also had available a demand subordinated debt facility of $4,000,000 which bore interest at the lender's prime rate plus 2%, and this facility was reduced to nil on April 30, 2005. Security is provided by a first charge over all of the Trust's assets.

The credit facilities are subject to review by the lenders. The outcome of the review is not yet determinable. The Trust is not in compliance with certain non-financial covenants of its credit facility. The Trust's lenders have not declared the Trust to be in default, and the Trust is working to bring itself back into full compliance.

	June 30, 2005	31 -Dec-04
Total credit lines	$ 41,000	$ 45,000
Bank indebtedness	$ 30,610	$ 43,930
Available bank credit	$ 10,390	$ 1,070

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

6.

Notes Payable

During the second quarter of 2005, the Trust borrowed funds by entering into two promissory notes. The first promissory note is for US$3.5 million, bears interest at 12%, and is repayable on July 1, 2006. The second promissory note is for US$0.5 million, bears interest at 8%, and is repayable on August 31, 2005. The promissory notes are unsecured.

7.

Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust's working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred. At June 30, 2005, the Trust estimated the asset retirement obligations based on a total future liability of $35,075,000 (2004 - $25,354,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.  The following table reconciles the asset retirement obligations:

Balance at December 31, 2004	$ 14,836
Increase in liabilities during the year related to: Acquisitions	5,413
Additions	118
Accretion	621
Balance at June 30, 2005	$ 20,988

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

8. Non-controlling interest

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable in order to be classified as equity. The Trust's exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust's consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated. The restatements were required by the transitional provisions of the new accounting standard.

Issued exchangeable shares

	Enterra exchangeable shares (#)	RMAC exchangeable shares (#)	RMG exchangeable shares {#)	Total exchangeable shares (#)	Amount
Balance at December 31, 2004	410,770	142,444	-	553,214	$ 3,349
Issued on acquisition of RMG (note 3)	-		736,842	736,842	16,721
Exchanged for Trust Units	(13,025)	(142,444)	-	(155,469)	(2,584)
Non-controlling interest in net earnings					193
Balance at June 30, 2005	397,745	-	736,842	1,134,587	$ 17,679

The exchangeable shares are convertible at any time into Trust Units, at the option of the holder, based on the prevailing exchange ratio. In the first six months of 2005, 13,025 exchangeable shares of Enterra Energy Corp. were converted to 14,801 Trust Units and 142,444 exchangeable shares of Rocky Mountain Acquisition Corp. were converted to 147,637 Trust Units. The exchange ratio for Enterra Energy Corp. exchangeable shares was 1.15476 on June 30, 2005 (December 31, 2004 - 1.10534). The exchange ratio for Rocky Mountain Acquisition Corp. exchangeable shares was 1.06998 on June 30, 2005 (December 31, 2004 -1.02466).

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

9. Unitholders' Equity

(a) Unitholders' Capital - Issued Trust Units
Number of Units	Amount
Balance at December 31, 2004 Issued for exchangeable shares Issued in private placement Issued for services Trust Unit options exercised Trust Unit issue costs Issued on acquisition of RMG (note 3)	25,426,800 162,438 500,000 38,726 386,667 -- 275,474	$ 132,207 2,896 11,709 771 5,523 (44) 6,251
Balance at June 30, 2005	26,790,105	$ 159,312
(b) Contributed surplus
Balance at December 31, 2004 Trust Unit options granted Trust Unit options exercised	$ 78 248 (108)
Balance at June 30, 2005	$ 218
(c) Trust Unit options
	Number of Options	Weighted- average exercise price
Balance at December 31, 2004	950,000	$ 14.22
Trust Unit options granted	1,162,500	$ 23.67
Trust Unit options exercised	(386,667)	$ 14.00
Trust Unit options cancelled	(433,333)	$ 16.99
Balance at June 30, 2005	1,292,500	$ 21.85

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

(d)

Estimated fair value of Trust Unit options

The estimated fair value of Trust Unit options granted in 2005 was determined using the Black-Scholes model under the following assumptions:

2005
Weighted-average fair value of options granted ($/option)	$2.07
Risk-free interest rate	3.64%
Estimated hold period prior to exercise	5 years
Expected volatility	34%
Expected cash distribution yield	9.96%

(e)

Warrants

Balance at December 31, 2004

    ---

Warrants granted

301,000

Balance at June 30, 2005

301,000

On April 2, 2005, the Trust granted warrants to purchase 301,000 Trust Units which cannot be exercised for three months and have a three year term. The exercise price of the warrants was initially US$25.77 per Trust Unit and will be reduced each month by the amount of the Trust's distribution for such month on the Trust Units, provided that the price shall not decrease below US$2155 per Trust Unit. As at June 30, 2005 the exercise price of the warrants was US$25.47. The fair value of the warrants has been reflected as deferred financing costs to be transferred to Trust Unit issue costs as the Trust issues new Trust Units (note 13 (a)).

The estimated fair value of the Warrants granted in 2005 was determined using the Black-Scholes model under the following assumptions:

2005
Weighted-average fair value of warrants granted ($/warrant)	$4.04
Risk-free interest rate	3.64%
Estimated hold period prior to exercise	3 years
Expected volatility	33%
Expected cash distribution yield	8.54%

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

(f) Basic and diluted net earnings per Trust Unit

The calculation of the weighted average number of Trust Units outstanding for the three and six month periods ended June 30, 2005 is shown in the table below. The restated weighted average number of Trust Units outstanding for the three and six month periods ended June 30, 2004 was 21,370,671 and 20,774,783, respectively.

Three Months Ended June 30, 2005

Net Earnings	Weighted average Trust Units outstanding	Per Unit
Basic Trust Unit options assumed exercised Trust Units assumed purchased	$ 2,567	26,520,068 1,292,500 (1,166,665)	$ 0.10
Diluted	$ 2,567	26,645,903	$ 0.10
Six Months Ended June 30, 2005
Net Earnings	Weighted average Trust Units outstanding	Per Unit
Basic	$ 6,818	26,169,689	$ 0.26
Trust Unit options assumed exercised	1,292,500
Trust Units assumed purchased	(1,244,819)
Diluted	$ 6,818	26,217,370	$ 0.26

There was no dilutive impact on earnings per Trust Unit under the treasury stock method in Q2 of 2005 or 2004.

10. Relationship with JED Oil Inc.

Under a Technical Services Agreement between the Trust and JED, JED provides certain staff to the Trust while the Trust provides offices and other administrative services to JED. As consultants to the Trust, JED's employees will be eligible to participate in benefit plans of the Trust. The Chairman of JED is also the Chairman of the Trust.

Under a Technical Services Agreement between the Trust and JED, costs of management, development, exploitation, operations and general and administrative activities are allocated based on relative production and capital expenditures, or as otherwise mutually agreed. For the six months ended June 30, 2005, total general and administrative expenses charged by JED to the Trust on a cost recovery basis were approximately $3,862,000 and field--operating expenses reimbursed to JED by the Trust on a cost recovery basis were approximately $1,229,000.

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

JED has loaned funds to the Trust secured by a promissory note. Interest is charged on the note at a bank prime rate plus 0.4%. There is no stated term of repayment. For the six months ended June 30, 2005, $158,000 of interest was charged on the loaned funds.

The balance due to JED at June 30, 2005 is $11,494,000 (December 3I, 2004 - $4,493,000) consisting of $7,654,000 of notes payable and $3,840,000 of other transactions.

11.

Contingencies

On October 24, 2003, a statement of claim was filed with the Court of Queen's Bench of Alberta against the Trust in the amount of approximately $12.0 million or as proven by trial. The claimant was requesting the Trust complete a property purchase that the Trust had terminated negotiations for in 2003. The Trust has filed a statement of defense and a counter claim. Subsequent to June 30, 2005, the parties agreed to discontinue the claims and this matter is now considered settled.

12.

Guarantees

The Trust has indemnified all of the directors and officers of the Trust and all the officers, directors, shareholders, employees and agents of JED. There is no pending litigation or proceeding involving any director or officer of the Trust for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in claims.

13.

Commitments

(a) The Trust entered into an agreement with Kingsbridge Capital Limited ("Kingsbridge") on April 22, 2005 for an equity financing. Kingsbridge has agreed to purchase up to US$100 million of Trust Units over a two year period. The Trust has no obligation to access any of the available capital, but may do so at its option. The subscription price of the Trust Units on each drawdown will be 92% of the fifteen day volume weighted average trading price of the Trust Units on the NASDAQ provided that the price must be at least US$12.00 and not less than the minimum price permitted by the rules of the Toronto Stock Exchange. The first draw may be up to US$25 million, and each subsequent draw can be up to the lesser of 4% of the Trust's market capitalization or US$25 million.

The Trust granted warrants to Kingsbridge to purchase 301,000 Trust Units. The warrants have a three year term. The exercise price of the warrants was initially US$25.77 per Trust Unit which will be reduced each month by the amount of the Trust's distribution for such month on the Trust Units, provided that the price shall not decrease below US$21.55 per Trust Unit.

ENTERRA ENERGY TRUST

Notes to Consolidated Financial Statements

As at June 30, 2005 and for the Three and Six Months ended June 30, 2005 and 2004 (unaudited)

(Tabular amounts in thousands of Canadian dollars, except Trust Unit amounts)

(b) On May 31, 2005, the Trust and High Point Resources Inc. entered into an arrangement agreement for the acquisition by the Trust of all of the issued and outstanding common shares of High Point. The acquisition is to be completed by way of a plan of arrangement pursuant to which shareholders of High Point will receive for each share of High Point held 0.105 of a Trust Unit of the Trust. High Point has approximately 85 million shares outstanding. The transaction, including assumption of High Point's debt of approximately US$67 million, has been valued at approximately US$250 million. The Trust will be issuing approximately 8.9 million Trust Units or approximately 33% of the total number of Trust Units currently outstanding. The agreement is subject to the approval of the shareholders of High Point at a Special Meeting scheduled for August 16, 2005.